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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           SUNSHINE-JR. STORES, INC.
                           (Name of Subject Company)

                           SUNSHINE-JR. STORES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   867830101
                     (CUSIP Number of Class of Securities)

                                Michael G. Ware
                            Chief Financial Officer
                           Sunshine-Jr. Stores, Inc.
                              109 West 5th Street
                                 P.O. Box 2498
                           Panama City, Florida 32401
                                 (904) 769-1661

            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                          person(s) filing statement)

                                    Copy to:

                            T. Malcolm Graham, Esq.
                Kirschner, Main, Petrie, Graham, Tanner & Demont
                       One Independent Drive, Suite 2000
                          Jacksonville, Florida 32202
                                 (904) 354-4141

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Sunshine-Jr. Stores, Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 109 West 5th Street, Panama City, Florida 32401. The title of the class of equity securities to which this Statement relates is Common Stock, par value $.10 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 19, 1995 (the "Schedule 14D-1"), of EZS Acquisition Corporation, a Delaware corporation ("Purchaser"), a wholly owned subsidiary of E-Z Serve Corporation, a Delaware corporation ("Parent"), to purchase all outstanding Shares at $12.00 per Share, net to the seller in cash and without interest, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated June 19, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The Offer is being made pursuant to an Agreement and Plan of Merger dated June 15, 1995, among the Company, Purchaser and Parent (the "Merger Agreement").

     The Schedule 14D-1 states that Purchaser's principal executive offices are located at 2550 North Loop West, Suite 600, Houston, Texas 77092.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The information set forth under the captions "INTRODUCTION," "Section
12. PURPOSE OF THE OFFER; THE MERGER AGREEMENT; THE DEPOSIT AND ESCROW AGREEMENT; THE SHAREHOLDERS AGREEMENT; OTHER MATTERS," "Section 14. CERTAIN CONDITIONS OF THE OFFER" and "Section 15. CERTAIN LEGAL MATTERS" in the Offer to Purchase is incorporated herein by reference.

     Pursuant to the Merger Agreement, Parent agreed to cause the Company, after effectiveness of the Merger (as defined in the Merger Agreement), to honor all employment, compensatory and employee benefit arrangements with its directors, officers and key employees in effect as of the date thereof.

     In addition, certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described on pages 2 through 5 and 7 through 9 of the Company's definitive proxy statement with respect to the Company's Annual Meeting of Stockholders held on June 2, 1995 (the "Proxy Statement") under the headings "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation," "Employment Contracts, Termination of Employment and Change in Control Agreements," "Compensation of Directors" and "Certain Relationships and Related Transactions." Copies of such portions of such pages are filed as Exhibit (c)(2) hereto.

     Certain information pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder is contained in Annex B hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At its meeting held on June 15, 1995, the Company's Board of Directors (the "Board") by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares and approved and adopted the Merger Agreement and the transactions contemplated thereby and recommended acceptance of the Offer by the stockholders of the Company.

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     In reaching their conclusions, the Board considered a number of factors, including, among other things, the following;

          (i) the directors' familiarity with and review of the business, financial condition, results of operations and prospects of the Company and the Company's competitive position in its business, as well as general economic and stock market conditions;

          (ii) the terms of the Company's Chapter 11 plan of reorganization, including restrictions placed on the Company thereunder, and the fact that the Company is less well capitalized than a number of its competitors, and the advantages of a combination with Purchaser in enhancing the Company's growth prospects and competitive position;

          (iii) the historical and recent market prices and trading volumes for the Shares, and the premium represented by the $12.00 payable in the Offer over such recent market prices;

          (iv) the fact that the Offer and the Merger represented the best transaction available following efforts to solicit interest in the Company, including the issuance of a June 22, 1994 press release announcing that holders of approximately 76 percent of the Company's outstanding common shares had informed the Company that they were seeking to sell their shares and that the Company was in the process of retaining a financial advisor to assist it in connection with the possible sale of the Company, together with the fact that since June 22, 1994, the Company and Hanover Associates Inc. (one of the Company's financial advisors) have been in contact with over 25 entities regarding their possible interest in purchasing the Company and have provided information concerning the Company to substantially all of these entities;

          (vi) the terms of other indications of interest in acquiring the Company received from other potential purchasers;

          (vii) the directors' belief that $12.00 represented the highest price per Share that could be negotiated with Purchaser, and the assessment of management and the Board, after consultation with the Company's financial advisors, as to the likelihood that a third party bidder would be prepared to pay a significantly higher price for all of the Shares;

          (viii) the fact that shareholders of the Company holding approximately 76 percent of the outstanding Shares (the "Shareholders") had expressed their intention to sell their Shares to the Purchaser and the desirability of a transaction that resulted in all of the Company's stockholders receiving the same treatment for their Shares;

          (ix) the presentation of NationsBanc Capital Markets, Inc. ("NationsBanc"), which involved various analyses of the Company and its opinion that the $12.00 per Share consideration to be received by the stockholders is fair to the Company's stockholders from a financial point of view as of that date;

          (x) the timing of the sale of the Company, and premiums currently being obtained in comparable transactions;

          (xi) the proposed structure of the transaction involving an immediate cash tender offer for all outstanding Shares to be followed by a merger, thereby enabling the stockholders to obtain cash for their Shares at the earliest possible time;

          (xii) the terms and conditions of the Merger Agreement, including the risks of non-consummation; and

          (xiii) the terms and conditions of the Shareholders Agreement pursuant to which the Shareholders have agreed to tender their Shares in the Offer.

     The Board also recognized that, while consummation of the Offer and the Merger will result in all stockholders being entitled to receive $12.00 net in cash for each of their Shares, it will eliminate the opportunity for current stockholders to participate in the benefit of increases, if any, in the value of the

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Company's business and properties following the Merger. Accordingly, the Board gave consideration to the Company's prospects, as well as its historical results of operations.

     A copy of the written opinion of NationsBanc is included as Annex A hereto. The written opinion sets forth the information reviewed and the assumptions and qualifications made by NationsBanc in connection with its opinion, as given orally and in writing. An affiliate of NationsBanc serves as trustee under the trust indenture related to the Company's secured notes issued to certain of its bankruptcy creditors. Shareholders are urged to read the NationsBanc opinion in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to letter agreements dated July 8, 1994 and July 7, 1994 (collectively, the "Engagement Letters"), the Company retained Hanover Associates Inc. ("Hanover") and NationsBanc (collectively, the "Financial Advisors") to render financial advisory services to the Company. For its services pursuant to its Engagement Letter, the Company paid NationsBanc an initial fee of $25,000 and $145,000 upon rendering of the fairness opinion. In the Engagement Letter with Hanover the Company also agreed that, upon the consummation of an acquisition of at least 50% of the Shares, a merger or consolidation of the Company with another person or the acquisition by another person of substantially all of the assets of the Company (any such transaction, a "Combination Transaction"), the Company would pay Hanover an amount equal to 1.357% of the aggregate amount of (i) consideration received by the Company and/or its shareholders, plus (ii) the amount of any debt assumed in connection with the Combination Transaction, less (iii) the amount of the Company's cash and marketable securities on the closing date, less (iv) the $100,000 aggregate initial fees, less (v) the fees paid to NationsBanc. The Company has also agreed to reimburse the Financial Advisors for the reasonable fees and disbursements of the Financial Advisors' counsel and all of the Financial Advisors' reasonable travel and other out-of-pocket expenses incurred in connection with any actual or proposed transaction or otherwise arising out of the Financial Advisors' engagement. The Company has also agreed to indemnify the Financial Advisors against certain expenses and liabilities incurred in connection with their engagement.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty days, no transaction in the Shares has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers and directors presently intend to tender to Purchaser pursuant to the Offer all Shares which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     On June 15, 1995, Parent, Purchaser and the Company entered into the Merger Agreement. A description of the Merger Agreement is incorporated by reference into Item 3(b).

     No negotiation is presently being undertaken or is presently underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     Except as described in Items 3(b) and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in this Item 7.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Inapplicability of Certain Florida Business Corporation Act ("FBCA") Provisions. As described in Item 4(a), at a meeting held on June 15, 1995, the Board of Directors approved the Offer, the Merger Agreement and the Merger. Such approval renders Section 607.0901 of FBCA inapplicable with respect to the Merger. Section 607.0901 of the FBCA requires that certain business combinations be approved by the vote of two-thirds of disinterested stockholders. Such approval also renders inapplicable Section 607.0902 of the FBCA to the Offer and the Merger. Among other things, Section 607.0902 of the FBCA restricts the voting rights, pending stockholder approval, of shares acquired in control share acquisitions in which a person acquires 20% or more of a corporation's shares or increases its holdings to or above 33 1/3% or 50% of a corporation's shares.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.                                   DESCRIPTION
     -----------                                   -----------
       99.*(a)(1)    -- Offer to Purchase, dated June 19, 1995

       99.*(a)(2)    -- Letter of Transmittal

       99. (a)(3)    -- Text of Press Release issued by the Company and Purchaser, dated June
                        15, 1995

       99. (a)(4)    -- Summary advertisement as published on June 19, 1995

       99. (a)(5)    -- Opinion of NationsBanc Capital Markets, Inc. dated June 15, 1995
                        (included in Annex A to this Schedule 14D-9).

       99. (a)(6)    -- Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
                        from the Information Agent.

       99. (a)(7)    -- Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies
                        and Nominees.

       99. (c)(1)    -- Agreement and Plan of Merger, dated as of June 15, 1995, between the
                        Company, Purchaser and Parent

       99. (c)(2)    -- Shareholders Agreement, dated June 15, 1995

       99. (c)(3)    -- Escrow Agreement dated June 15, 1995 among the Company, Parent and
                        Continental Stock Transfer and Trust Company

       99. (c)(4)    -- Pages 2 through 5 and 7 through 9 of the Proxy Statement

       99. (c)(5)    -- Confidentiality Agreement, dated as of January 29, 1993 between
                        Parent (as assignee of E-Z Serve Management Company) and the Company, as amended by letter agreement dated June 14, 1995.

       99. (c)(6)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 4,
                        1987, is incorporated by reference to Exhibit 10.1 to the Company's
                        Annual Report on Form 10-K for the year ended December 31, 1992 (the
                        "1992 10-K").

       99. (c)(7)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 4,
                        1987, is incorporated by reference to Exhibit 10.2 to the Company's
                        1992 10-K.

       99. (c)(8)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 19,
                        1971, and Extension or Renewal Agreement dated March 8, 1991, are incorporated by reference to Exhibit 10.4 to the 1992 10-K.

       99. (c)(9)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 19,
                        1971, and Extension or Renewal Agreement dated March 8, 1991, are incorporated by reference to Exhibit 10.5 to the 1992 10-K.

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
EXHIBIT NO.                                   DESCRIPTION
- -----------                                   -----------
       99. (c)(10)   -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated August 5,
                        1971, and Extension or Renewal Agreement dated September 23, 1991, are incorporated by reference to Exhibit 10.6 to the 1992 10-K.

       99. (c)(11)   -- Employment Agreement between the Company and Ron M. Shouse dated
                        April 28, 1994, as amended as of July 12, 1994.

       99. (c)(12)   -- Retention Agreement between the Company and Michael G. Ware dated
                        July 12, 1994, as amended.

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* Included in materials mailed to stockholders.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SUNSHINE-JR. STORES, INC.

                                          By:        /s/  MICHAEL G. WARE
                                              --------------------------------
                                            Name: Michael G. Ware
                                            Title: Senior Vice President and
                                                   Chief Financial Officer


Dated: June 19, 1995

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

                                                                         ANNEX A
[NATIONSBANK LOGO]

June 15, 1995

The Board of Directors
Sunshine-Jr. Stores, Inc.
109 West Fifth Street
Panama City, Florida 32402

Ladies and Gentlemen:

     You have asked our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the shares of common stock, $.10 par value per share (the "Common Stock"), of Sunshine-Jr. Stores, Inc., a Florida corporation ("SJS" or the "Company"), of the consideration to be paid in connection with the transaction in which E-Z Serve Corporation, a Delaware corporation ("Parent"), through its wholly-owned subsidiary, EZS Acquisition Corporation, a Delaware corporation ("Purchaser"), proposes to acquire 100% of the outstanding shares of the Common Stock for consideration of $12.00 per share in cash (the "Transaction").

     Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") among SJS, Parent and Purchaser dated June 15, 1995, Purchaser will, and Parent will cause Purchaser to, commence a tender offer, subject to certain terms and conditions, to acquire all the outstanding shares of the Common Stock for $12.00 per share, net to the seller in cash (the "Tender Offer"), and thereafter Purchaser, subject to certain terms and conditions and in accordance with the Florida Business Corporation Act and the Delaware General Corporation Law, will merge with and into SJS, whereupon, among other things, each then outstanding share of Common Stock shall be converted into the right to receive $12.00 per share or any higher price paid in the Tender Offer, net to the seller in cash. As a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, certain shareholders of SJS, Leona J. Lewis, Luther D. Lewis, Jr., Lana Jane Lewis-Brent, Donna Sue Raines, Paul Brent and American Financial Corporation (collectively, the "Majority Shareholders") have entered into a Shareholders Agreement (the "Shareholders Agreement") with the Parent and Purchaser dated June 15, 1995, pursuant to which the Majority Shareholders have agreed to, subject to certain terms and conditions, immediately after the commencement of the Tender Offer, but no later than the close of business on the third business day after the commencement of the Tender Offer, tender and not withdraw (and sell upon payment for), pursuant to and in accordance with the terms of the Tender Offer, all of their respective shares of the Common Stock.

     In arriving at our opinion we have reviewed and analyzed, among other things, the following:

          (i) the Merger Agreement and the Shareholders Agreement and considered the terms and provisions included therein;

          (ii) the Annual Reports on Form 10-K of the Company for the fiscal years ended December 31, 1992, December 30, 1993 and December 29, 1994;

          (iii) the quarterly report on Form 10-Q of the Company for the quarterly period ended March 30, 1995;

          (iv) the Second Amended Disclosure Statement With Respect To The Second Amended Plan of Reorganization Under Chapter 11, Title 11, United States Code, Proposed By And For Sunshine-Jr. Stores, Inc. d/b/a Sunshine Supermarkets d/b/a Jr. Food Stores and Exhibits dated March 3, 1994;

          (v) certain financial information concerning the business, operations, assets and prospects of the Company, including financial forecasts and projections, furnished to us by the senior management of the Company for purposes of our analysis;

          (vi) internal unaudited financial statements of the Company for the twelve months ended December 29, 1994 provided by management of the Company and compared such data to the Company's previously provided forecast for such period;

          (vii) reported historical share prices and trading volumes of the Common Stock;

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

          (viii) certain publicly available financial and operating data and stock market performance data of publicly-traded companies we deemed generally comparable to the Company; and

          (ix) to the extent data were publicly available, the terms of acquisition transactions involving companies we deemed were generally comparable to the Company.

     We have also conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     We have participated in meetings with certain officers and representatives of the Company and its counsel to discuss the foregoing, including in particular, certain financial information with respect to the future prospects of the Company. We have also taken into account our assessment of general economic, market and financial conditions, as well as our experience in connection with similar transactions and securities valuation generally.

     In the course of our review and in arriving at our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of the financial and other information provided to us by the Company. We have also relied upon specific representations of management of the Company with respect to the current and future business prospects of the Company. We have also assumed that the consideration and material terms of the Transaction will not change from those set forth in the drafts of the Merger Agreement and Shareholders Agreement dated June 13, 1995 reviewed by us. We have also assumed that the unaudited financial statements of the Company for the period ended and as of March 30, 1995 conform in all material respects to generally accepted accounting principles and have been prepared in a manner consistent with prior audited financial statements. With respect to financial forecasts and projections, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and judgments of the future financial performance of the Company. We have not independently verified the information upon which we have relied, and we have relied on the assurances of management of the Company that they are unaware of any material facts that would make the information provided to us incomplete or misleading. We have not assumed any responsibility for making, or obtained, any independent evaluations or appraisals of the properties, assets or facilities of the Company, and we have not been furnished with any such evaluations or appraisals.

     Our opinion is further limited by the terms of our engagement letter with the Company dated July 7, 1994. Pursuant to that engagement letter, our services are rendered solely to the Board of Directors of SJS. SJS did not engage us to, and we did not, seek to identify potential third party purchasers of the Common Stock, nor have we acted as an agent or fiduciary of the shareholders of the Company.

     The Company agrees that this opinion (the "Opinion") of NationsBanc Capital Markets, Inc. ("NCMI") shall be used only by or for: (i) the Board of Directors of the Company in considering the terms of the Transaction, (ii) the introduction into evidence and other references in connection with any litigation relating to the Transaction, and (iii) reproduction of the Opinion in any tender offer recommendation document, proxy statement or similar disclosure document concerning the Transaction filed by the Company with the Securities and Exchange Commission. In the event of such use in any tender offer recommendation document, proxy statement or similar disclosure document, the Company may also include references to the Opinion, to NCMI and NCMI's relationship to the Company, Parent and Purchaser (in each case in such form a NCMI shall reasonably approve). Other than as contemplated by this paragraph, no opinion or advice (written or oral) of NCMI shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references be made to NCMI, except with NCMI's prior written consent, which consent will not be unreasonably withheld.

     Based upon and subject to the foregoing, and subject to the various assumptions and limitations set forth herein, it is our opinion, that, as of the date hereof, the consideration to be received by the common shareholders of SJS in the Transaction, is fair, from a financial point of view, to the common shareholders of SJS.

Very truly yours,

/s/ NationsBanc Capital Markets, Inc.
- -------------------------------------
   NationsBanc Capital Markets, Inc.

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

                                                                         ANNEX B

                 INFORMATION PROVIDED PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This information is being furnished in connection with the possible designation by Purchaser, after completion of the Offer, of persons to be elected to the Board of Directors of the Company other than at a meeting of shareholders of the Company.

     Capitalized terms not otherwise defined in this Annex B have the meanings given to them in the Schedule 14D-9 to which this Annex B is attached.

     There are no present arrangements or understandings with respect to any change in the Board of Directors of the Company.

                               VOTING SECURITIES

     The Shares are the only class of voting securities of the Company outstanding. On June 16, 1995, the Company had outstanding 1,701,650 Shares. Each Share is entitled to one vote on each matter to come before the meetings of shareholders, including election of directors.

                             THE BOARD OF DIRECTORS

GENERAL

     The current Board of Directors is divided into three classes. One class of directors is elected each year at the Annual Meeting of Shareholders. Once elected, absent their death, resignation, retirement, disqualification or removal from office, directors serve for terms of three years or until their successors are duly elected and qualified.

CERTAIN INFORMATION WITH RESPECT TO THE PURCHASER DESIGNEES

     Purchaser has provided the Company with the following information regarding those persons who may be designated as directors of the Company following consummation of the Offer. The Company assumes no responsibility for the accuracy or completeness of such information.

     Neil H. McLaurin, age 50, has been Chairman of the Board of Directors, President, and Chief Executive Officer of Parent since October, 1990 and has been a Director and President of Purchaser since its formation in June, 1995. From 1988 to 1990, Mr. McLaurin served as a consultant for L.B. Consulting Co., an investment company in Houston, Texas.

     John T. Miller, age 48, has been Senior Vice President, Chief Financial Officer, and Secretary of Parent since May, 1989 and has been a Vice President and Secretary of Purchaser since its formation in June, 1995.

     Marion H. Blackman, age 54, has been Senior Vice President of Parent since November 1990. Prior to joining Parent, Mr. Blackman was Senior Vice President over construction, environmental and real estate for Coastal Mart, a subsidiary of Coastal Corporation.

DIRECTORS OF THE COMPANY

     The following lists the Company's current directors and sets forth a brief description of the business experience of each during the past five years.

     Dennis C. Raines, age 47, a director since February 1995, is a private investor. He was Director of Administrative Services for Big Bend Child Care in Tallahassee, Florida from March 1991 through December 1991. From November 1990 to March 1991, Mr. Raines was a cost analyst for Rose Printing Co., also located in Tallahassee, Florida. Mr. Raines' wife is the sister of Ms. Lewis Brent. His term of office expires in 1996.

     Paul W. Martin, Jr., age 44, a director since April 1993, is Chairman of the Board and a member of the Audit Committee. Mr. Martin has been vice president of acquisitions and development for U.S. Enterprises, Inc., a venture capital firm located in St. Petersburg, Florida, since 1985. Mr. Martin is a member of the Audit and Executive Committees. His term of office expires in 1998.

     Clyde M. King, age 75, a director since April 1993, is a pharmacist retired from King Diversified, Inc., located in Panama City Beach, Florida, with whom he served since 1964. Mr. King is a member of the Audit Committee. His term of office expires in 1998.

     Lana Jane Lewis-Brent, age 49, a director since April 1993, has been President of Paul Brent Designer, Inc. in Panama City, Florida since April 1991. From November 1982 to April 1992, Ms. Lewis-Brent served as President and Chief Executive Officer of the Company and was also Vice Chairman of the Board of Directors. Ms. Lewis-Brent is also a director of Tootsie Roll Industries, Inc. Ms. Lewis-Brent is the sister of Mr. Raines' wife. Her term of office expires in 1996.

     Joseph A. Pedoto, age 53, a director since April 1993, has been President of JLM Financial, Inc., an investment banking and tax planning firm located in Cincinnati, Ohio for the past four years. Previously, he was Executive Vice President of the United Dairy Farmers, Inc., also in Cincinnati, Ohio since 1965. United Dairy Farmers, Inc., among other things, operates a chain of convenience stores. Mr. Pedoto is also a director of Provident BanCorp, Inc. American Financial Corporation, which owns 349,600 shares of the Company's Common Stock, is a client of JLM Financial, Inc. Mr. Pedoto is a member of the Audit, Executive and Compensation Committees. His term of office expires in 1997.

     Ron M. Shouse, age 53, a director since August 1993, is President and Chief Executive Officer of the Company. Mr. Shouse was a Regional Director and General Manager of Convenient Food Marts, Inc., Ohio Division, from September 1990 to June 1993. Prior to that he was President of Mini Mart Corporation of Fort Lauderdale, Florida for over two years. Mini Mart Corporation filed a petition under Chapter 11 of the U.S. Bankruptcy Code on December 23, 1990. Mr. Shouse is a member of the Compensation and Executive Committees. His term of office expires in 1997.

ORGANIZATION OF THE BOARD

     The Board of Directors maintains three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee, which are described below. Members of these committees are elected annually at the Board Meeting immediately following the Annual Meeting. Under the Company's Bylaws, the Board of Directors is authorized to designate other members of the Board to serve in place of absent members of the Executive Committee. The Board of Directors does not have a nominating committee.

     During the fiscal year ended December 29, 1994, the Board held 13 meetings.

     The Audit Committee is composed of directors who are not employees of the Company. As of June 16, 1995, members of the committee are Paul W. Martin, Joseph A. Pedoto and Clyde M. King. The Audit Committee held one meeting in 1994. The functions performed by the Audit Committee include reviewing the management letter submitted by the auditors, recommending to the Board the engagement or discharge of independent auditors, directing and supervising investigation into matters relating to audit functions, reviewing the degree of the adequacy of the Company's system of internal accounting controls and periodically reviewing leases between the Company and certain of its affiliates.

     As of June 16, 1995, the Compensation Committee is composed of Ron M. Shouse and Joseph A. Pedoto. The function performed by the Compensation Committee is to recommend the compensation arrangements of the Company's officers to the Board of Directors. The Compensation Committee did not meet in 1994.

     The Executive Committee has and may exercise all the powers of the Board of Directors when the Board is not in session, except as limited by the Company's Articles of Incorporation and Bylaws or by Florida law. The Committee did not meet in 1994, and as of June 16, 1995, has the following members: Paul W. Martin, Jr., Ron M. Shouse, and Joseph A. Pedoto.

     All members of the Board attended at least 75% of the meetings of the Board and all committees on which they served in 1994.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Messrs. Pedoto and Shouse served on the Compensation Committee during 1993. Mr. Shouse is President and Chief Executive Officer of the Company.

COMPENSATION OF THE BOARD

     The Company's Directors (other than Messrs. Martin and Shouse) receive for their services as director a $15,000 annual retainer and $2,000 for each meeting of the Board attended. For information concerning Messrs. Martin and Shouse, see the Summary Compensation Table below.

                               EXECUTIVE OFFICERS

     Paul W. Martin, Jr. For information on Mr. Martin see "THE BOARD OF DIRECTORS -- Directors of the Company."

     Ron M. Shouse. For information on Mr. Shouse see "THE BOARD OF DIRECTORS -- Directors of the Company."

     Michael G. Ware, Sr. Vice President and Chief Executive Officer. Mr. Ware joined the Company in July, 1993. Mr. Ware was the Vice President and Chief Financial Officer of Farm Stores, Inc. located in Miami, Florida, from December 1987 through October 1993. Farm Stores, Inc. filed a petition under Chapter 11 of the U.S. Bankruptcy Code on December 28, 1990.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows the name, address (except for certain directors and executive officers) and beneficial ownership of the Company's Common Stock as of June 12, 1995, of (i) each person known to the Company to be the beneficial owner of more than five percent of its Common Stock, which is the only class of its outstanding securities entitled to vote, (ii) each director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table located below and (iv) all directors and executive officers as a group. Unless otherwise noted, all shares are owned directly, with sole voting and dispositive powers.

                       NAME AND ADDRESS OF                      NUMBER               PERCENT
                         BENEFICIAL OWNER                      OF SHARES             OF CLASS
                       -------------------                     ---------             --------
    5% BENEFICIAL OWNERS:
    Leona J. Lewis;...........................................  944,984(1)             55.53%
      Luther D. Lewis, Jr.;
      Lana Jane Lewis-Brent;
      and Donna Sue Raines
      (the "Lewis Family Group")
    Leona J. Lewis............................................  944,984(1)(2)          55.53%
      100 Cherry Street
      Panama City, FL 32401
    Luther D. Lewis, Jr.......................................  944,984(1)(3)          55.53%
      P.O. Box 27334
      Panama City, FL 32411 7334
    Lana Jane Lewis-Brent.....................................  944,984(1)(4)          55.53%
      (Director) 1216 Dewitt Street
      Panama City, FL 32401
    Donna Sue Raines..........................................  944,984(1)(5)          55.53%
      2018 Forest Glen Street
      Tallahassee, FL 32305 5100
    American Financial Corporation............................  349,600(6)             20.54%
      and Carl Lindner,
      Chairman of the Board
      One East Fourth Street
      Cincinnati, OH 45202
    Dimensional Fund Advisors, Inc. & DFA Investment
      Dimensions Group, Inc...................................   85,400(7)              5.02%
      1299 Ocean Avenue,
      Suite 650
      Santa Monica, CA 90401

    OTHER DIRECTORS AND NAMED EXECUTIVE OFFICERS
    Clyde M. King, Jr.........................................        0                 *
    Paul W. Martin, Jr........................................        0                 *
    Joseph A. Pedoto..........................................        0                 *
    Dennis C. Raines..........................................  944,984(8)             55.53%
    Ron M. Shouse.............................................        0                 *
    Michael G. Ware...........................................        0                 *
    Directors and Executive Officers as a group (7 persons)...  944,984(9)             55.53%

- ---------------

 *   Less than 1%

(1) This information is obtained from documents provided by the Lewis Family Group. Pursuant to a stockholders agreement, the members of the Lewis Family Group agreed (a) to vote their shares of Common Stock collectively as a block only as the majority may agree or, in the absence of such agreement, as may be determined through arbitration and (b) not to vote their shares of Common Stock to either remove any member of the Lewis Family Group from the Company's Board of Directors or to cause the Company to employ any of the Lewis Family Group or members of their families. The stockholders agreement was entered into on November 30, 1993, pursuant to a settlement agreement terminating prior litigation among the members of the Lewis Family Group and others related to the shares beneficially owned by the Lewis Family Group. Also pursuant to this settlement agreement, (a) the members of the Lewis Family Group agreed to sell their stock as a block if the majority may so agree, (b) the members of the Lewis Family Group agreed to sell their shares pro rata if an offer accepted by the majority is made to purchase more than fifty percent on the Company's outstanding Common Stock and to purchase on a pro rata basis less than all of the shares beneficially owned by the Lewis Family Group and (c) Mrs. Lewis agreed to transfer, immediately proceeding the sale of the shares beneficially owned by the Lewis Family Group, 82,500 shares of Common Stock to each of Ms. Raines and Mr. Lewis. The Lewis Family Group and American Financial Corporation have agreed to tender their shares in the Offer. See "Item 3. Identity and Background" in the Schedule 14D-9.

(2)  Includes 380,521 shares held directly by Mrs. Lewis.

(3)  Includes 215,470 shares held directly by Mr. Lewis.

(4) Includes 134,836 shares held directly by Ms. Lewis Brent and 687 held by her spouse.

(5)  Includes 213,470 shares held directly by Ms. Raines.

(6) This information is obtained from a Statement on Schedule 13D, as amended to date, filed with the Securities and Exchange Commission. Carl H. Lindner, Chairman of the Board, Chief Executive Officer and principal shareholder of American Financial Corporation may be deemed to beneficially own these shares and to share voting and dispositive power with respect to these shares. The Lewis Family Group and American Financial Corporation have agreed to tender their shares in the Offer. See "Item 3. Identity and Background" in the Schedule 14D-9.

(7) This information is obtained from a Statement on Schedule 13G, as amended to date, filed by Dimensional Fund Advisors, Inc. with the Securities and Exchange Commission. Dimensional Fund Advisors, Inc. possesses sole voting and dispositive power with respect to these shares.

(8) Includes the shares beneficially owned by Ms. Raines, who is Mr. Raines' spouse. See Note 5 above. Mr. Raines disclaims beneficial ownership of these shares.

(9)  Includes all shares described in Note 1 to this Table.

                             EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned by Paul W. Martin, Jr., Ron M. Shouse and Michael G. Ware for the years indicated. During 1994, there was no other officer of the Company with salary and bonuses exceeding $100,000.

SUMMARY COMPENSATION TABLE

                                                                  ANNUAL COMPENSATION
                                                    -----------------------------------------------
                                                                                     OTHER ANNUAL
           NAME AND PRINCIPAL POSITION              YEAR     SALARY       BONUS     COMPENSATION(2)
           ---------------------------              -----   ---------   ---------   ---------------
Paul W. Martin, Jr................................   1994    $120,000    $250,000     $ 174,088(2)
  Chairman of the Board...........................   1993     100,000

Ron M. Shouse.....................................   1994     175,000      35,000
  President and Chief.............................   1993     116,000
  Executive Officer

Michael G. Ware...................................   1994     104,128      25,000
  Sr. Vice President..............................   1993      39,716
  and Chief Financial Officer

- ---------------

(1) Certain of the named executive officers received perquisites and personal benefits valued at less than 10% of total annual salary and bonus.

(2)  Reimbursement of taxes with respect to the bonus.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

     Mr. Shouse is employed pursuant to an employment contract that provides for an annual salary of $175,000. In July 1994, the Company entered into a retention agreement with Mr. Shouse providing for a $35,000 bonus payable upon any change in control of the Company and providing for one year's severance if Mr. Shouse's employment is terminated under certain circumstances after a change in control of the Company.

     In July 1994, the Company entered into a retention agreement with Mr. Ware providing for a $35,000 bonus payable upon any change in control of the Company and providing for one year's severance if Mr. Ware's employment is terminated under certain circumstances after a change in control of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As of April 14, 1995, 109 of the Company's 205 currently operating convenience stores are leased. Five of these leased convenience stores are currently leased from major shareholders or directors of the Company. All five stores are leased from the L.D. Lewis Realty Co., Inc., a corporation owned by Leona J. Lewis, her daughter Lana Jane Lewis Brent, and the L.D. Lewis family trust. Two of these stores are leased for a monthly rental of $500 each with the leases expiring March 31, 1996. One store has two five year options for renewal, with rent increasing $125 at each renewal. The other store has three five year options for renewal, with rent increasing for the first two options at $125 and the remaining option at $100. One store is leased for a monthly rental of $500 expiring September 30, 1996, with three five year options to renew, with rent increasing at $100 at each renewal. Two stores are leased for a monthly rental of $940 each and will expire September 30, 1996 with two five year options for renewal, with rent increasing $100 at each renewal. Management believes that the terms of the leases are as favorable as leases which could be obtained from unaffiliated persons.

                         COMPLIANCE WITH SECTION 16(A)
                              OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of the Company's common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the 'SEC') and the American Stock Exchange. Officers, directors and persons who own more than ten percent of the Company's common stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, the Company believes that, during and with respect to 1994 and prior years, except as previously disclosed, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent shareholders were complied with.

                                 EXHIBIT INDEX

     EXHIBIT NO.                                   DESCRIPTION
- ---------------------------------------------------------------------------------------------
       99.*(a)(1)    -- Offer to Purchase, dated June 19, 1995
       99.*(a)(2)    -- Letter of Transmittal

       99. (a)(3)    -- Text of Press Release issued by the Company and Purchaser, dated June
                        15, 1995

       99. (a)(4)    -- Summary advertisement as published on June 19, 1995

       99. (a)(5)    -- Opinion of NationsBanc Capital Markets, Inc. dated June 15, 1995
                        (included in Annex A to this Schedule 14D-9).

       99. (a)(6)    -- Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
                        from the Information Agent.

       99. (a)(7)    -- Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies
                        and Nominees.

       99. (c)(1)    -- Agreement and Plan of Merger, dated as of June 15, 1995, between the
                        Company, Purchaser and Parent

       99. (c)(2)    -- Shareholders Agreement, dated June 15, 1995

       99. (c)(3)    -- Escrow Agreement dated June 15, 1995 among the Company, Parent and
                        Continental Stock Transfer and Trust Company

       99. (c)(4)    -- Pages 2 through 5 and 7 through 9 of the Proxy Statement

       99. (c)(5)    -- Confidentiality Agreement, dated as of January 29, 1993 between
                        Parent (as assignee of E-Z Serve Management Company) and the Company, as amended by letter agreement dated June 14, 1995.

       99. (c)(6)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 4,
                        1987, is incorporated by reference to Exhibit 10.1 to the Company's
                        Annual Report on Form 10-K for the year ended December 31, 1992 (the
                        "1992 10-K").

       99. (c)(7)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 4,
                        1987, is incorporated by reference to Exhibit 10.2 to the Company's
                        1992 10-K.

       99. (c)(8)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 19,
                        1971, and Extension or Renewal Agreement dated March 8, 1991, are incorporated by reference to Exhibit 10.4 to the 1992 10-K.

       99. (c)(9)    -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated March 19,
                        1971, and Extension or Renewal Agreement dated March 8, 1991, are incorporated by reference to Exhibit 10.5 to the 1992 10-K.

       99. (c)(10)   -- Lease Agreement with L. D. Lewis Realty Co., Inc., dated August 5,
                        1971, and Extension or Renewal Agreement dated September 23, 1991, are incorporated by reference to Exhibit 10.6 to the 1992 10-K.

       99. (c)(11)   -- Employment Agreement between the Company and Ron M. Shouse dated
                        April 28, 1994, as amended as of July 12, 1994.

       99. (c)(12)   -- Retention Agreement between the Company and Michael G. Ware dated
                        July 12, 1994, as amended.

- ---------------

* Included in materials mailed to stockholders.